Exhibit 12.1
CVS HEALTH CORPORATION
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Years
In millions	2014	2013	2012	2011	2010
Earnings:
Income from continuing operations before provision for income taxes	$7,677.1	$7,527.1	$6,307.1	$5,750.5	$5,600.0
Interest portion of net rental expense	785.3	750.3	741.7	715.8	687.8
Interest expense (net of interest capitalized)	615.4	517.5	561.2	588.5	539.4
Adjusted earnings	$9,077.8	$8,794.9	$7,610.0	$7,054.8	$6,827.2
Fixed Charges:
Interest portion of net rental expense	785.3	750.3	741.7	715.8	687.8
Interest expense (net of interest capitalized)	615.4	517.5	561.2	588.5	539.4
Interest capitalized	18.9	24.6	28.5	36.5	47.2
Total fixed charges	$1,419.6	$1,292.4	$1,331.5	$1,340.8	$1,274.4
Ratio of earnings to fixed charges	6.39x	6.81x	5.72x	5.26x	5.36x